SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Kodiak Sciences Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

50015M109

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

December 1, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50015M109	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 11,197,288 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 11,197,288 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,197,288 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 149,999 shares of common stock of Kodiak Sciences Inc. (the “Issuer”) underlying 149,999 warrants with an exercise price of $0.01 expiring August 11, 2022 (“2022 Warrants”).

(2) Based on 43,908,997 shares of common stock of the Issuer (“Common Stock”) outstanding as of the close of the underwritten public offering (“the Offering”) as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 4, 2019.

CUSIP No. 50015M109	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 11,197,288 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 11,197,288 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,197,288 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 149,999 shares of common stock of the Issuer underlying 149,999 2022 Warrants.

(2) Based on 43,908,997 shares of Common Stock outstanding as of the close of the Offering as reported in the Prospectus filed by the Issuer with the SEC on December 4, 2019

CUSIP No. 50015M109	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 11,197,288 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 11,197,288 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,197,288 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 149,999 shares of common stock of the Issuer underlying 149,999 2022 Warrants.

(2) Based on 43,908,997 shares of Common Stock outstanding as of the close of the Offering as reported in the Prospectus filed by the Issuer with the SEC on December 4, 2019.

CUSIP No. 50015M109	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 11,197,288 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 11,197,288 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,197,288 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 149,999 shares of common stock of the Issuer underlying 149,999 2022 Warrants.

(2) Based on 43,908,997 shares of Common Stock outstanding as of the close of the Offering as reported in the Prospectus filed by the Issuer with the SEC on December 4, 2019.

Amendment No. 1

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the purchases in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 3, 2019, Kodiak Sciences, Inc. (the “Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with JPMorgan Securities LLC, Goldman Sachs & Co. LLC, and Jefferies LLC as representatives of several underwriters listed on Schedule 1 thereto (the “Underwriters”), related to a public offering (the “Offering”) of 6,000,000 shares of common stock of the Issuer (“Common Stock”) at a price to the public of $46.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 900,000 shares of Common Stock to cover overallotments, if any. The offering is expected to close on December 6, 2019.

Pursuant to the Offering, 667 and Life Sciences purchased 158,180 and 1,743,993 shares of Common Stock, respectively, at the offering price of $46.00 per share, totaling 1,902,173 shares of Common Stock in the aggregate. Each of 667 and Life Sciences purchased the shares of Common Stock with their working capital.

667 and Life Sciences hold 11,184 and 138,815 warrants to purchase Common Stock at an exercise price of $.01 per share with an expiration date of August 11, 2022 (the “2022 Warrants”).

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise some of all of the Stock Options (defined in Item 5), exercise of some or all of the 2022 Warrants, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon exercise of the 2022 Warrants by the Funds.

Holder	Common Stock	2022 Warrants
667, L.P.	928,360	11,184
Baker Brothers Life Sciences, L.P.	10,118,929	138,815
Total	11,047,289	149,999

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Felix J. Baker, a managing member of the Adviser GP, currently serves on the Board. He is Chair of the Compensation Committee and serves on the Nominating/Governance Committee. Felix J. Baker as compensation for his service on the Board, holds options to purchase shares of Common Stock of the Issuer (“Stock Options”). Felix J.

Baker holds 24,747 Stock Options with an exercise price of $10.13 per share, which will vest on the earlier of June 3, 2020 or one day prior to the next annual meeting of the Issuer. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and superseded, as the case may be, as follows:

On December 1, 2019, the Adviser and the Issuer and its subsidiary Kodiak Sciences GmbH, a Swiss corporation (“Kodiak”) entered into a funding agreement, (the “Funding Agreement”) pursuant to which, among other things and subject to the terms and conditions therein, the Adviser and its affiliates purchased the right to receive a capped 4.5% royalty on future net sales of Kodiak anti-VEGF antibody biopolymer conjugate therapy known as KSI-301 in exchange for $225 million in committed development funding payable to Kodiak (the “Funding Amount”). Unless earlier terminated or re-purchased by Kodiak, the royalty terminates upon the date that the Adviser and its affiliates have received an aggregate amount equal to 4.5 times the Funding Amount paid to Kodiak. Under the terms of the agreement, the Adviser and its affiliates are required to pay to Kodiak the first $100,000,000 of the Funding Amount at the closing of the Funding Transaction (expected to occur on January 10, 2020) and the remaining $125,000,000 of the Funding Amount following the achievement of, among other things, 50% enrollment in each of (I) the planned Phase 3 clinical trial of KSI-301 for branch retinal vein occlusion and (ii) the planned Phase 3 clinical trial of KSI-301 for central retinal vein occlusion (estimated to occur in late 2020).

Kodiak has the option, exercisable at any point during the term of the Funding Agreement, to repurchase from the Adviser and its affiliates 100% of the royalties due to the Adviser and its affiliates under the Funding Agreement for a purchase price equal to the Funding Amount paid to Kodiak as of such time times 4.5 less amounts paid by Kodiak to the Adviser and its affiliates.

Under the Funding Agreement, the Adviser and its affiliates also received a right to a royalty interest on future net sales of other Kodiak products that employ an anti-vascular endothelial growth factor A (VEGF-A) biology as a sole molecular or chemical biology (a “VEGF-A Product”). In the event Kodiak commercializes related products that contain both an anti-VEGF-A biology together with at least one additional molecular or chemical biology(ies), the Adviser and its affiliates would have the right to receive a fractional royalty up to 2.25% for one additional molecular or chemical biology or 1.5% for two additional molecular or chemical biologies provided that such other products are being progressed in indications for, or patient populations with, retinal vein occlusion, wet AMD or diabetic macular edema, or indications or patient populations in which KSI-301 or a VEGF-A Product has received marketing approval. Total royalty payments under the Funding Agreement are not to exceed the cap of 4.5 times the Funding Amount paid to Kodiak.

The foregoing description of the Funding Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Funding Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

On December 1, 2019, in connection with the Funding Agreement, the Issuer entered into a letter agreement with the Adviser and its affiliates (the “Letter Agreement”) that, subject in all cases to compliance with applicable securities laws and regulations, requires that in the event the Issuer offers, on or before June 30, 2020, shares of Common Stock in an equity financing registered under the Securities Act of 1933, as amended, with anticipated gross proceeds to the Issuer of at least $80 million (a “Qualified Offering”), the Issuer will, if requested by the Adviser and its affiliates, use its best efforts to cause the managing underwriters of such Qualified Offering to allow the Adviser and its affiliates to participate in the Qualified Offering in an amount up to (but not in excess of) (a) 25% of the shares offered in the Qualified Offering (excluding any option to purchase additional shares that may be granted to the underwriters), plus (b) additional shares equal to $25 million divided by the price per share to the public in the Qualified Offering. In addition, the Letter Agreement requires that in the event the Issuer issues, on or before June 30, 2020, shares of Common Stock in any transaction other than a Qualified Offering (an “Other Offering”) with the principal purpose of raising capital and anticipated gross proceeds to the Issuer of at least $80 million (including any gross proceeds to the Issuer from such transaction or a series of related transactions (including any concurrent Qualified Offering)) to allow the Adviser and its affiliates to purchase shares of Common Stock in such issuance in an amount up to (but not in excess of) (a) 25% of the shares offered, plus (b) $25 million divided by the price per share to the other investors in the Other Offering. The Letter Agreement will terminate on the earlier of (i) the completion of a Qualified Offering or Other Offering in which the Adviser and its affiliates are offered the amounts described above, and (ii) June 30, 2020.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Funding Agreement, dated December 1, 2019, by and among the Adviser, the Issuer and Kodiak (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 2, 2019).
99.2	Letter Agreement, dated December 1, 2019 by and among the Adviser and its affiliates and the Issuer,

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2019

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker